NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 35th annual general meeting (AGM) of the members of Dr. Reddy's Laboratories Limited (CIN: L85195TG1984PLC004507) will be held on Tuesday, 30 July 2019 at 9.30 am at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500 034, to transact the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2019, including the audited balance sheet as at 31 March 2019 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.

2. To declare dividend on the equity shares for the financial year 2018-19.

3. To reappoint Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for the reappointment.

SPECIAL BUSINESS:

4. **REAPPOINTMENT OF MR. SRIDAR IYENGAR (DIN: 00278512) AS AN INDEPENDENT DIRECTOR FOR A SECOND TERM OF FOUR YEARS, IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013 AND REGULATION 17(1A) OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualification of Directors) Rules, 2014 and Regulation 17(1A) and any other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Sridar Iyengar (DIN: 00278512) who was appointed as an independent director of the company for a period of five years up to the conclusion of 35th annual general meeting (AGM), by the shareholders at the 30th AGM, in terms of Section 149 of the Companies Act, 2013 be and is hereby reappointed as an independent director of the company for a second term of four consecutive years, to hold office up to 30 July 2023, not liable to retire by rotation.

5. **REAPPOINTMENT OF MS. KALPANA MORPARIA (DIN: 00046081) AS AN INDEPENDENT DIRECTOR FOR A SECOND TERM OF FIVE YEARS, IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013 AND REGULATION 17(1A) OF THE SECURITIES AND EXCHANGE BOARD OF INDIA (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as a special resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualification of Directors) Rules, 2014 and Regulation 17(1A) and any other applicable regulations of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Ms. Kalpana Morparia (DIN: 00046081) who was appointed as an independent director of the company for a period of five years up to the conclusion of 35th annual general meeting (AGM), by the shareholders at the 30th AGM, in terms of Section 149 of the Companies Act, 2013 be and is hereby reappointed as an independent director of the company for a second term of five consecutive years, to hold office up to 30 July 2024, not liable to retire by rotation.

6. **APPOINTMENT OF MR. LEO PURI (DIN: 01764813) AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Leo Puri (DIN: 01764813) who was appointed as an additional director of the company, categorised as independent, by the board of directors with effect from 25 October 2018, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing him as a director, be and is hereby appointed as an independent director of the company with effect from 25 October 2018 to hold office up to 24 October 2023, not liable to retire by rotation."

7. **APPOINTMENT OF MS. SHIKHA SHARMA (DIN: 00043265) AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.**

   To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

   "**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Ms. Shikha Sharma (DIN: 00043265) who was appointed as an additional director of the company, categorised as independent, by the board of directors with effect from

31 January 2019, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the company has received notice in writing under Section 160 of the companies Act, 2013, from a member proposing her as a director, be and is hereby appointed as an independent director of the company with effect from 31 January 2019 to hold office up to 30 January 2024, not liable to retire by rotation."

8. **APPOINTMENT OF MR. ALLAN OBERMAN (DIN: 08393837) AS AN INDEPENDENT DIRECTOR IN TERMS OF SECTION 149 OF THE COMPANIES ACT, 2013.**

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 149 and 152 read with Schedule IV and other applicable provisions, if any, of the Companies Act, 2013 and Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), Mr. Allan Oberman (DIN: 08393837) who was appointed as an additional director of the company, categorised as independent, by the board of directors with effect from 26 March 2019, in terms of Section 161 of the Companies Act, 2013 and in respect of whom the company has received notice in writing under Section 160 of the Companies Act, 2013, from a member proposing him as a director, be and is hereby appointed as an independent director of the company with effect from 26 March 2019 to hold office up to 25 March 2024, not liable to retire by rotation."

9. **TO RATIFY THE REMUNERATION PAYABLE TO COST AUDITORS, M/S. SAGAR & ASSOCIATES, COST ACCOUNTANTS FOR THE FINANCIAL YEAR ENDING 31 MARCH 2020.**

To consider and, if thought fit, to pass, with or without modification(s), the following resolution as an ordinary resolution:

"**RESOLVED THAT** pursuant to the provisions of Section 148 and other applicable provisions, if any, of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof, for the time being in force), M/s. Sagar & Associates, cost accountants (Firm Registration No. 000118) appointed by the board of directors of the company as cost auditors for the financial year ending 31 March 2020, be paid a remuneration of ₹ 700,000/- (Rupees Seven Lakhs) per annum plus out of pocket expenses, at actuals, and applicable taxes.

RESOLVED FURTHER THAT the board of directors of the company be and are hereby authorized to do all such acts, matters, deeds and things as may be necessary to give effect to the above resolution."

NOTES:

1) The statement pursuant to Section 102(1) of the Companies Act, 2013 and the Rules made thereunder in respect of the special business set out in the notice, Secretarial Standard on General Meetings (SS-2), wherever applicable, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (Listing Regulations) wherever applicable, are annexed hereto.

2) **A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the company. The instrument of proxy in order to be effective, must be deposited at the registered office of the company, duly completed and signed, not less than 48 hours before the commencement of the meeting.**

   A person can act as a proxy on behalf of not exceeding fifty members and holding in the aggregate not more than ten percent of the total share capital of the company carrying voting rights. A member holding more than ten percent of the total share capital of the company carrying voting rights may appoint a single person as proxy and such person shall not act as a proxy for any other person or member.

3) Corporate members intending to send their authorised representatives to attend the meeting are requested to send to the company, a certified copy of the board resolution authorizing their representative to attend and vote on their behalf at the meeting.

4) During the period beginning 24 hours before the time fixed for the commencement of the meeting and ending with the conclusion of the meeting, a member would be entitled to inspect the proxies lodged with the company, at any time during the business hours of the company, provided that not less than three days of notice in writing is given to the company.

5) The requirement to place the matter relating to the appointment of statutory auditors for ratification by members at every AGM is omitted vide notification dated 7 May 2018 issued by the Ministry of Corporate Affairs, New Delhi. Accordingly, resolution for ratification of the appointment of statutory auditors who were appointed for a period of five years at the 32nd AGM held on 27 July 2016 is not proposed at this AGM.

6) The register of directors and key managerial personnel and their shareholding, maintained under Section 170 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

7) The register of contracts or arrangements in which directors are interested, maintained under Section 189 of the Companies Act, 2013, will be available for inspection by the members at the AGM.

8) The register of members and share transfer books of the company will remain closed from Wednesday, 17 July 2019 to Friday, 19 July 2019 (both days inclusive).

9) The board of directors of the company at their meeting held on 17 May 2019 have recommended a dividend of ₹ 20/- per equity share of ₹ 5/- each as final dividend for the financial year 2018-19. Dividend, if declared, at the 35th AGM, will be paid on or after 5 August 2019, to those members whose names appear on the register of members of the company as of end of the day on 16 July 2019.

10) The annual report for the financial year 2018-19 has been sent through e-mail to those members who have opted to receive electronic communication or who have registered their e-mail addresses with the company/depository participants. The annual report is also available on the company's website: www.drreddys.com. The physical copy of the annual report has been sent to those members who have either opted for the same or have not registered their e-mail addresses with the company/depository participants. The members will be entitled to a physical copy of the annual report for the financial year 2018-19, free of cost, upon sending a request to the company secretary at 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500 034.

11) In case any member is desirous to receive communication from the company in electronic form, they may register their e-mail address on www.drreddys.com/investors/investor-services/shareholder-information.aspx or with their depository participant or send their consent at shares@drreddys.com along with their folio no. and valid e-mail address for registration.

12) Pursuant to Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the Listing Regulations, the company is pleased to offer voting by electronic means to the members to cast their votes electronically on all resolutions set forth in this notice. The detailed instructions for e-voting are given as a separate attachment to this notice.

13) Members, desiring any information relating to the financials from the management or the statutory auditors, are requested to write to the company at an early date to keep the information ready.

14) Members are requested to kindly bring their copy of the annual report with them at the AGM, as no extra copy of the annual report would be made available at the AGM venue. Members/proxies should also bring the attached attendance slip, duly filled and hand it over at the entrance to the venue.

15) The certificate from the auditors of the company certifying that the company's 'Dr. Reddy's Employees Stock Option Scheme, 2002', 'Dr. Reddy's Employees ADR Stock Option Scheme, 2007' and 'Dr. Reddy's Employees Stock Option Scheme, 2018' are being implemented in accordance with the SEBI regulations and the resolutions passed by the members will be available for inspection by the members at the AGM.

16) Members are requested to intimate immediately, any change in their address to their depository participants with whom they are maintaining their demat accounts. If the shares are held in physical form, change in address has to be intimated to the company's registrar and transfer agent (RTA), Bigshare Services Private Limited, 306, Right Wing, 3rd Floor, Amrutha Ville, Opp. Yashoda Hospital, Rajbhavan Road, Hyderabad 500 082, Telangana, India Tel: +91-40-2337 4967, Fax: +91-40-2337 0295, E-mail ID: bsshyd@bigshareonline.com.

17) In terms of Schedule I of the Listing Regulations, listed companies are required to use the Reserve Bank of India's approved electronic mode of payment such as electronic clearance service (ECS), LECS (Local ECS)/RECS (Regional ECS)/NECS (National ECS), direct credit, real time gross settlement, national electronic fund transfer (NEFT), etc. for making payments like dividend etc. to the members.

Accordingly, members holding securities in demat mode are requested to update their bank details with their depository participants. Members holding securities in physical form should send a request updating their bank details, to the company's RTA.

18) SEBI has mandated the submission of permanent account number (PAN) by every participant in securities market. Members holding shares in electronic form are, therefore, requested to submit their PAN to their depository participants with whom they are maintaining their demat accounts. Members holding shares in physical form should submit their PAN to the company or its RTA.

19) Pursuant to Section 72 of the Companies Act, 2013, members are entitled to make a nomination in respect of shares held by them. Members desirous of making a nomination, pursuant to the Rule 19(1) of the Companies (Share Capital and Debentures) Rules, 2014 are requested to send their requests in form no. SH-13, to the RTA of the company. Further, members desirous of cancelling/varying nomination pursuant to the Rule 19(9) of the Companies (Share Capital and Debentures) Rules, 2014, are requested to send their requests in form no. SH-14, to the RTA of the company. These forms will be made available on request.

20) The members may note that, pursuant to SEBI Notification dated 8 June 2018 and Press Release dated 3 December 2018, transfer of shares (except transmission and transposition of shares) will be in dematerialised form only. Although, the members can continue to hold shares in physical form, they are requested to consider dematerializing the shares held by them in the company.

21) All documents referred to in the accompanying notice will be available for inspection at the registered office of the company during business hours on all working days up to the date of 35th AGM of the company.

22) Your company is pleased to provide the facility of live webcast of proceedings of AGM. Members who are entitled to participate in the AGM can view the live proceedings of AGM by logging on the NSDL e-voting system at www.evoting.nsdl.com using their secure login credentials. Members are encouraged to use this facility of the live webcast. The webcast facility will be available from 9.30 am onwards on 30 July 2019.

By order of the board

Place : Hyderabad
Date : 17 May 2019

Sandeep Poddar
Company Secretary

ANNEXURE TO NOTICE OF AGM

Statement provided under Secretarial Standard on General Meetings (SS-2).

ITEM NO. 3

Mr. G V Prasad (aged 58 years, DIN: 00057433) is a member of the company's board since 1986 and serves as co-chairman, managing director and chief executive officer of the company. He leads the core team that drives the growth and performance at Dr. Reddy's that has contributed significantly to its transformation from a mid-sized domestic operation into a worldwide pharmaceutical conglomerate. Mr. Prasad is widely credited as the architect of Dr. Reddy's successful Global Generics (GG) and Active Pharmaceutical Ingredients (API) strategies, as well as company's foray into biosimilars and differentiated formulations. He envisioned new business platforms and is dedicated to building the innovation side of the business.

Mr. Prasad was listed among the Top 50 CEOs that India ever had by Outlook magazine in 2017 and was recognized as one the top 5 Most Valuable CEOs of India by Business World in 2016. He was also listed in the prestigious 'Medicine Maker 2018 Power List' of most inspirational professionals shaping the future of drug development, and has been named India Business Leader of the year by CNBC Asia, in 2015.

Prior to May 2014, Mr. Prasad held titles of chairman and chief executive officer. He was the managing director of Cheminor Drugs Limited, prior to its merger with Dr. Reddy's. He was reappointed as a whole-time director designated as co-chairman, managing director and CEO of the company at the 32nd AGM of the members held on 27 July 2016, for a further period of five years commencing 30 January 2016 to 29 January 2021, liable to retire by rotation. He retires by rotation at the 35th AGM of the company and being eligible, offers himself for the reappointment.

The company has, *inter alia,* received an intimation in Form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Prasad to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013 and a declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority.

Mr. Prasad has attended all meetings of the board held during FY2019. He holds 1,117,940 equity shares in the company.

Except Mr. G V Prasad, Mr. K Satish Reddy and their relatives, none of the other directors and key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at item no. 3 of the notice.

The board recommends the resolution set forth in item no. 3 of the notice for approval of the members.

About Mr. Prasad:

Mr. Prasad holds a Bachelor's degree in Chemical Engineering from Illinois Institute of Technology, Chicago in the USA and an M.S. in Industrial Administration from Purdue University, Indiana in the USA.

Mr. Prasad is also a director on the boards of: Green Park Hotels and Resorts Limited, Stamlo Industries Limited, Dr. Reddy's Holdings Limited, Ruthenika Technologies Limited, Molecular Connections Private Limited, Dr. Reddy's Trust Services Private Limited, Dr. Reddy's Institute of Life Sciences, International Foundation for Research and Education, Indian School of Business, Andhra Pradesh State Skill Development Corporation and company's wholly owned subsidiaries, Aurigene Discovery Technologies Limited and Idea2Enterprises (India) Private Limited in India; Aurigene Discovery Technologies Inc., Dr. Reddy's Laboratories Inc., Promius Pharma LLC in USA and Kunshan Rotam Reddy Pharmaceuticals Limited in China.

He is a member of corporate social responsibility committee, stakeholders' relationship committee and banking and authorisations committee of Dr. Reddy's Laboratories Limited and member of nomination and remuneration committee and corporate social responsibility committee of Aurigene Discovery Technologies Limited.

Statement pursuant to Section 102(1), other provisions of the Companies Act, 2013, the Rules made thereunder, as applicable, under secretarial standard on general meetings (SS-2) for item nos. 4 – 9 and under Listing Regulations, wherever applicable.

ITEM NO. 4

Mr. Sridar Iyengar (aged 71 years, DIN: 00278512) was appointed as a director on the board of the company in August 2011. In terms of Section 149 and other applicable provisions of the Companies Act, 2013, Mr. Iyengar was appointed as an independent director for a period of five years, at the 30th AGM of the company held on 31 July 2014. Accordingly, his first term as a non-executive independent director is ending at the 35th AGM.

Section 149(10) of the Companies Act, 2013, provides that an independent director shall hold office for a term up to five consecutive years on the board of a company but shall be eligible for reappointment, for another term of up to five years, on passing of a special resolution by the shareholders.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, outcome of his performance evaluation and recommendations of the nomination, governance and compensation committee (NGCC), the board is of the opinion that Mr. Iyengar fulfils the conditions for his reappointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management. The NGCC and the board strongly recommend the resolution for consideration of the members.

Accordingly, the company is seeking the approval of its members by way of a special resolution, in view of the aforementioned provisions, for reappointment of Mr. Iyengar for the second term of 4 (four) consecutive years from 31 July 2019 to 30 July 2023.

Further, according to Regulation 17(1A) of the Listing Regulations, a listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained seventy five years of age only after the concerned listed company has obtained approval of its members by way of a special resolution. Since Mr. Iyengar will attain seventy five years during his tenure as an independent director in the second term, the company is seeking the approval of its members by way of a special resolution.

In July 2019, terms of four independent directors of the company will come to an end viz; Mr. Anupam Puri, Dr. Omkar Goswami, Mr. Sridar Iyengar and Ms. Kalpana Morparia. Mr. Anupam Puri completes his second term and Dr. Omkar Goswami does not seek reappointment. The company has appointed three new board members this year. Given this significant transition of the board, the board of directors believes that the continued presence of Mr. Iyengar is critical in maintaining its fiduciary continuity during this period of transition. Hence, the board believes that it is in the best interest of the company, to reappoint Mr. Iyengar as an independent director for the second term of 4 (four) consecutive years. The continued association of Mr. Iyengar would be of immense benefit to the company and will help the board to maintain continuity, given significant changes in the composition of the board.

Mr. Iyengar is the chairperson of the audit committee and a member of the risk management committee. Further, the board of directors has determined that Mr. Iyengar is an audit committee financial expert as defined in Item 401(h) of Regulations S-K, and is independent pursuant to applicable NYSE rules.

Considering the above, it is recommended to reappoint him as an independent director for the second term of 4 (four) consecutive years from 31 July 2019 up to 30 July 2023, not liable to retire by rotation, by passing the special resolution as set out in this notice.

The company has received, *inter alia*, (i) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Iyengar to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (ii) declaration that he meets the criteria of independence as provided in the Companies Act, 2013 and Listing Regulations; (iii) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (iv) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Iyengar as a director of the company.

Mr. Iyengar has physically attended four board meetings out of five held during FY2019. He had requested and was granted leave of absence for one meeting. However, he participated in that meeting through tele-conference. He does not hold any equity shares in the company. For FY2019 he is entitled to a commission based remuneration as an independent director of ₹104.4 lakhs.

A copy of the draft letter of reappointment, setting out the terms and conditions of reappointment of Mr. Iyengar, is available for inspection, without any fee, by the members at the company's registered office during business hours on all working days up to the date of the AGM.

Except Mr. Iyengar and his relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 4 of the notice.

The board strongly recommends the special resolution set forth in item no. 4 of the notice for approval of the members.

About Mr. Iyengar:

Mr. Sridar Iyengar holds a Bachelor of Commerce (Hons.) degree from the Calcutta University, India and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Mr. Iyengar is an independent mentor investor in early stage startups and companies. For more than 35 years, he has worked in the UK, USA and India with a large number of companies, advising them on strategy and other issues. Earlier Mr. Iyengar was a senior partner with KPMG in the USA and UK and also served as the Chairman and CEO of KPMG's operations in India.

Mr. Iyengar also holds directorship in Mahindra Holidays & Resorts India Limited, ICICI Venture Funds Management Company Limited, Cleartrip Private Limited in India, AverQ Inc. in the USA, Cleartrip Inc. in the Cayman Islands, Holiday Club Resorts OY in Finland and our wholly owned subsidiary, Dr. Reddy's Laboratories SA in Switzerland. Apart from the committee chairmanship or membership in Dr. Reddy's, Mr. Iyengar is also the chairman/member of committees of other companies as given in the table below:

COMMITTEE CHAIRMANSHIPS/MEMBERSHIPS OF MR. SRIDAR IYENGAR

COMPANY NAME	COMMITTEE	CHAIRMAN/MEMBER
Mahindra Holidays and Resorts India Limited, India	Audit committee	Chairman
	Remuneration committee	Member
ICICI Venture Funds Management Company Limited, India	Nomination and remuneration committee	Member
	Corporate social responsibility committee	Chairman
	Audit committee	Chairman (with effect from 8 May 2019)
	Employee co-invest committee	Member
	Funds committee	Member
Cleartrip Private Limited, India	Audit committee	Chairman
	Compensation committee	Member
Cleartrip Inc., Cayman Islands	Audit committee	Chairman
	Compensation committee	Member
	Nominating & governance committee	Chairman

ITEM NO. 5

Ms. Kalpana Morparia (aged 70 years, DIN: 00046081) was appointed as a director on the board of the company in June 2007. In terms of Section 149 and other applicable provisions of the Companies Act, 2013 she was appointed as an independent director for a period of five years, at the 30th AGM of the company held on 31 July 2014. Accordingly, her first term as a non-executive independent director is ending at the 35th AGM.

Section 149(10) of the Act, provides that an independent director shall hold office for a term up to five consecutive years on the board of a company but shall be eligible for reappointment, for another term of up to five consecutive years, on passing of a special resolution by the members.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, outcome of performance evaluation and recommendations of the nomination, governance and compensation committee (NGCC), the board is of the opinion that Ms. Morparia fulfils the conditions for her reappointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management. The NGCC and the board strongly recommend the resolution for consideration of the members.

Accordingly, the company is seeking the approval of its members by way of a special resolution, in view of the aforementioned provisions, for reappointment of Ms. Morparia for the second term of 5 (five) consecutive years from 31 July 2019 to 30 July 2024.

Further, according to Regulation 17(1A) of the Listing Regulations, a listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained seventy five years of age only after the concerned listed company has obtained approval of its members by way of a special resolution. Since Ms. Morparia will attain seventy five years during her tenure as an independent director in the second term, the company is seeking the approval of its members by way of a special resolution.

In July 2019, terms of four independent directors of the company will come to an end viz; Mr. Anupam Puri, Dr. Omkar Goswami, Mr. Sridar Iyengar and Ms. Kalpana Morparia. Mr. Anupam Puri completes his second term and Dr. Omkar Goswami does not seek reappointment. The company has appointed three new board members this year. Given this significant transition of the board, the board of directors believes that the continued presence of Ms. Morparia is critical in maintaining its fiduciary continuity during this period of transition. Hence, the board believes that it is in the best interest of the company, to reappoint Ms. Morparia as an independent director for the second term of 5 (five) consecutive years. The continued association of Ms. Morparia would be of immense benefit to the company and will help the board to maintain continuity, given significant changes in the composition of the board.

Ms. Morparia is the chairperson of the stakeholders' relationship committee and a member of the science, technology and operations committee. The continued association of Ms. Morparia would be of immense benefit to the company.

Considering the above, it is recommended to reappoint her as an independent director for the second term of 5 (five) consecutive years from 31 July 2019 up to 30 July 2024, not liable to retire by rotation by passing the special resolution as set out in this notice.

The company has received, *inter alia,* (i) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Ms. Morparia to the effect that she is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (ii) declaration that she meets the criteria of independence as provided in the Companies Act, 2013 and Listing Regulations; (iii) declaration that she is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (iv) a notice in writing from a member under Section 160 of the Act proposing the candidature of Ms. Morparia as a director of the company.

Ms. Morparia has attended all five board meetings held during FY2019. She holds 10,800 equity shares in the company. For FY2019 she is entitled to a commission based remuneration as an independent director of ₹ 96.8 lakhs.

A copy of the draft letter of reappointment, setting out the terms and conditions of reappointment of Ms. Morparia, is available for inspection, without any fee, by the members at the company's

registered office during business hours on all working days up to the date of the AGM.

Except Ms. Morparia and her relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 5 of the notice.

The board strongly recommends the resolution set forth in item no. 5 of the notice for approval of the members.

About Ms. Morparia:

Ms. Kalpana Morparia is a graduate in science and law from Mumbai University, India.

Ms. Morparia is Chairperson of J.P. Morgan, South and Southeast Asia and a member of J.P. Morgan's Asia Pacific Management Committee. Prior to joining J.P. Morgan, India, Ms. Morparia served as Vice Chair on the boards of ICICI Group Companies and was the Joint Managing Director of ICICI Bank from 2001 to 2007. She has been recognized by several national and international media for her role as one of the leading women professionals.

She also holds directorship in Hindustan Unilever Limited and J.P. Morgan Services India Private Limited in India, Philip Morris International Inc. in the USA. Ms. Morparia is also a member of the Governing Board of Bharti Foundation.

Apart from committee chairpersonship or membership in Dr. Reddy's, she is also a member of corporate social responsibility committee of Hindustan Unilever Limited. She is chairperson of nominating and corporate governance committee, member of finance committee and product innovation and regulatory affairs committee of Philip Morris International Inc., USA.

ITEM NO.6

Mr. Leo Puri (aged 58 years, DIN: 01764813) was appointed as an additional director categorized as independent by the board for a term of five years with effect from 25 October 2018 up to 24 October 2023, subject to the approval of shareholders of the company at the AGM.

The company has received, *inter alia,* (i) consent in writing to act as director in form DIR-2 pursuant to rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Puri to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (iii) declaration that he meets the criteria of independence as provided in the Companies Act, 2013 and Listing Regulations; (iv) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (v) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Puri as a director of the company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the board is of the opinion that Mr. Puri, fulfils the conditions for his appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Puri, is available for inspection, without any fee, by the members at the company's registered office during business hours on all working days up to the date of the AGM.

Mr. Puri has attended all three board meetings held since his appointment. He does not hold any equity shares in the company.

Except Mr. Puri and his relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 6 of the notice.

The NGCC and the board recommends the resolution set forth in item no. 6 of the notice for approval of the members.

About Mr. Puri:

Mr. Leo Puri has a Master's degree in P.P.E. from Oxford University, UK and a Master's degree in Law from Cambridge University, UK.

Mr. Leo Puri was the Managing Director of UTI Asset Management Co. Limited from August 2013 to August 2018. In his career of more than 30 years, Mr. Puri has previously worked as director with McKinsey & Company and as managing director with Warburg Pincus. Mr. Puri has worked in the UK, USA and Asia. Since 1994, he has primarily worked in India. At McKinsey, he has advised leading financial institutions, conglomerates and investment institutions in strategy and operational issues. He has contributed to the development of knowledge and public policy through advice to regulators and government officials. At Warburg Pincus, he was responsible for leading and managing investments across industries in India. He also contributed to financial services investments in the international portfolio as a member of the global partnership.

He also holds directorships in Hindustan Unilever Limited, Northern Arc Capital Limited and Indiaideas.com Limited (Billdesk).

Mr. Puri is a member of the nomination, governance and compensation committee and science, technology and operations committee of Dr. Reddy's Laboratories Limited. He is also a member of the audit committee and nomination & remuneration committee of Hindustan Unilever Limited and Northern Arc Capital Limited. He is also the chairman of audit committee and nomination & remuneration committee of Indiaideas.com Limited (Billdesk).

ITEM NO. 7

Ms. Shikha Sharma (aged 60 years, DIN: 00043265) was appointed as an additional director categorized as independent by the board for a term of five years with effect from 31 January 2019 up to 30 January 2024, subject to the approval of shareholders of the company at the AGM.

The company has received, *inter alia,* (i) consent in writing to act as director in form DIR-2 pursuant to Rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Ms. Sharma to the effect that she is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (iii) declaration that she meets the criteria of independence as provided in the Companies Act, 2013 and Listing Regulations; (iv) declaration that she is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (v) a notice in writing from a member under Section 160 of the Act proposing the candidature of Ms. Sharma as a director of the company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the board is of the opinion that Ms. Sharma, fulfils the conditions for her appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Ms. Sharma, is available for inspection, without any fee, by the members at the company's registered office during business hours on all working days up to the date of the AGM.

Ms. Sharma has attended both the board meetings held since her appointment. She does not hold any equity shares in the company.

Except Ms. Sharma and her relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 7 of the notice.

The NGCC and the board recommends the resolution set forth in item no. 7 of the notice for approval of the members.

About Ms. Sharma:

Ms. Shikha Sharma holds an MBA from the Indian Institute of Management, Ahmedabad, India, B.A. (Hons.) in Economics and Post Graduate Diploma in Software Technology from National Centre for Software Technology (NCST), Mumbai, India.

Ms. Shikha Sharma was the managing director & CEO of Axis Bank, India's third largest private sector bank from June 2009 upto December 2018. As a leader adept at managing change, she led the Bank on a transformation journey from being primarily a corporate lender to a bank with a strong retail deposit franchise and a balanced lending book.

Ms. Sharma has more than three decades of experience in the financial sector, having begun her career with ICICI Bank Limited in 1980. During her tenure with the ICICI Group, she was instrumental in setting up ICICI Securities. As managing director & CEO of ICICI Prudential Life Insurance Company Limited, she led the company to become the No. 1 private sector life insurance company in India. She was a member of RBI's Technical Advisory Committee, Panel on Financial Inclusion, Committee on Comprehensive Financial Services for Small Businesses and Low-Income Household etc. She has chaired CII's National Committee on Banking from 2015 to 2017.

Ms. Sharma is also a director on the board of Ambuja Cements Limited (with effect from 1 April 2019) and Tata Global Beverages Limited (with effect from 7 May 2019).

She is a member of the audit committee and risk management committee of Dr. Reddy's Laboratories Limited. She is also a member of the audit committee of Ambuja Cements Limited.

ITEM NO. 8

Mr. Allan Oberman (aged 61 years, DIN: 08393837) was appointed as an additional director categorized as independent by the board for a term of five years with effect from 26 March 2019 up to 25 March 2024, subject to the approval of shareholders of the company at the AGM.

The company has received, *inter alia,* (i) consent in writing to act as director in form DIR-2 pursuant to Rule 8 of the Companies (Appointment and Qualification of Directors) Rules, 2014; (ii) intimation in form DIR-8 pursuant to Rule 14 of the Companies (Appointment and Qualification of Directors) Rules, 2014, from Mr. Oberman to the effect that he is not disqualified in accordance with Section 164(2) of the Companies Act, 2013; (iii) declaration that he meets the criteria of independence as provided in the Companies Act, 2013 and Listing Regulations; (iv) declaration that he is not debarred or restrained from acting as a director by any SEBI order or by any other such authority; and (v) a notice in writing from a member under Section 160 of the Act proposing the candidature of Mr. Oberman as a director of the company.

In terms of Section 152 and Schedule IV of the Companies Act, 2013, the board is of the opinion that Mr. Oberman, fulfils the conditions for his appointment as an independent director as specified in the Companies Act, 2013 and the Listing Regulations and is independent of the management.

A copy of the draft letter of appointment, setting out the terms and conditions of appointment of Mr. Oberman, is available for inspection, without any fee, by the members at the company's registered office during business hours on all working days up to the date of the AGM.

Mr. Oberman had requested and was granted leave of absence for one meeting held since his appointment. However, he participated in that meeting through tele-conference. He does not hold any equity shares in the company.

Except Mr. Oberman and his relatives, none of the other directors or key managerial personnel of the company and their relatives are concerned or interested, financially or otherwise, in the resolution set out in item no. 8 of the notice.

The NGCC and the board recommends the resolution set forth in item no. 8 of the notice for approval of the members.

About Mr. Oberman:

Mr. Allan Oberman holds an MBA from the Schulich School of Business, York University, Toronto, Canada and a BA from Western University, London, UK.

He was the Chief Executive Officer of Concordia International Corp. from November 2016 until May 2018. In his career of more than 35 years, he also served as CEO of Sagent Pharmaceuticals Inc., and President and CEO of Teva Americas Generics, a subsidiary of Teva Pharmaceutical Industries Ltd. Prior to that, Mr. Oberman served as President of Teva EMIA, where from 2010 to 2012 he was responsible for Eastern Europe, Middle East, Israel and Africa. From 2008 to 2010, he served as the Chief Operating Officer of the Teva International Group, and from 2000 to 2008, he served as the President and CEO of Teva Canada (formerly Novopharm Limited).

From 1996 to 2000, Mr. Oberman was the President of Best Foods Canada Inc. Mr. Oberman was also Vice Chairman of the Association for Accessible Medicines, Chairman of the Canadian Generic Pharmaceutical Association, and served on the associate board of the Canadian Association of Chain Drug Stores, and was a member of the board of directors of the Baycrest Centre Foundation, the Electronic Commerce Council, and the Food and Consumer Products Association of Canada.

He is also on the board of Planet Shrimp Inc., Canada and Jay Pharma Inc. (with effect from 4 April 2019), Canada.

He is a member of the science, technology and operations committee and risk management committee of Dr. Reddy's Laboratories Limited.

ITEM NO. 9

The board, on the recommendation of the audit committee, has approved the reappointment of M/s. Sagar & Associates, cost accountants (Firm Registration No. 000118), as cost auditors at a remuneration of ₹ 700,000/- (Rupees Seven Lakhs) per annum plus out of pocket expenses, at actuals and applicable taxes, to conduct the audit of the cost records of the company for the financial year ending 31 March 2020.

In accordance with the provisions of the Section 148 of the Companies Act, 2013, read with the Companies (Audit and Auditors) Rules, 2014, the remuneration payable to the cost auditors has to be ratified by the members of the company.

Accordingly, consent of the members is sought for passing an ordinary resolution as set out at item no. 9 of the notice for ratification of the remuneration payable to the cost auditors for the financial year ending 31 March 2020.

None of the directors or key managerial personnel of the company and their relatives are, concerned or interested, financially or otherwise, in the resolution set out in item no. 9 of the notice.

The board recommends the resolution set forth in item no. 9 of the notice for approval of the members.

By order of the board

Place : Hyderabad
Date : 17 May 2019

Sandeep Poddar
Company Secretary

INSTRUCTIONS FOR E-VOTING

Dear Members,

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014 as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the Listing Regulations, the company is pleased to provide remote e-voting facility to members to cast their vote on all resolutions set forth in the notice convening the 35th annual general meeting (AGM) to be held on Tuesday, 30 July 2019 at 9.30 am. The company has engaged the services of National Securities Depository Limited (NSDL) to provide the remote e-voting facility. The facility of casting the votes by the members using an electronic voting system from a place other than the venue of the AGM is termed as "remote e-voting".

The remote e-voting facility is available at the link www.evoting.nsdl.com. The e-voting event number (EVEN) and period of remote e-voting are set out below:

EVEN	Commencement of remote e-voting	End of remote e-voting
110838	Friday, 26 July 2019 at 9.00 am IST	Monday, 29 July 2019 at 5.00 pm IST

Please read the instructions printed below before exercising your vote. The details and instructions form an integral part of the notice of the AGM to be held on 30 July 2019.

Procedure to vote electronically using NSDL e-voting system

The way to vote electronically on NSDL e-voting system consists of 'Two Steps' which are mentioned below:

Step 1: Log-in to NSDL e-voting system at www.evoting.nsdl.com

Step 2: Cast your vote electronically on NSDL e-voting system.

Step 1: How to Log-in to NSDL e-voting website?

1. Visit the e-voting website of NSDL. Open web browser by typing the following URL: www.evoting.nsdl.com either on a personal computer or on a mobile.

2. Once the home page of e-voting system is launched, click on the icon 'Login' which is available under 'Shareholders' section.

3. A new screen will open. You will have to enter your user ID, password and a verification code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDEAS, you can log-in at https://eservices.nsdl.com with your existing IDEAS log-in. Once you log-in to NSDL eservices after using your log-in credentials, click on e-voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is
a) For members who hold shares in demat account with NSDL.	8 character DP ID followed by 8 digit Client ID. For example: if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For members who hold shares in demat account with CDSL.	16 digit Beneficiary ID. For example: if your Beneficiary ID is 12************** then your User ID is 12**************
c) For members holding shares in Physical Form.	EVEN Number followed by Folio Number registered with the Company. For example: if Folio Number is A01*** and EVEN is 123456 then user ID is 123456A01***

5. Instructions for retrieving password:
   a. If you are already registered for e-voting, then you can use your existing password to log-in and cast your vote.
   b. If you are using NSDL e-voting system for the first time, you will need your "initial password" which was communicated to you. Details of "initial password" are given in point c (i) and (ii) below. Once you have your "initial password", you need to enter the "initial password" on the log-in page and the system will force you to change your password.
   c. Initial password:
      i. If your e-mail ID is registered in your demat account or with the company, your "initial password" is communicated to you on your e-mail ID. Trace the e-mail sent to you from NSDL from your mailbox. Open the e-mail and open the attachment which is a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8 digit client ID for NSDL account, last 8 digits of Client ID for CDSL account or Folio Number for shares held in physical form. The .pdf file contains your 'User ID' and 'initial password'.
      ii. If your e-mail ID is not registered, your 'initial password' is communicated to you at your postal address.

6. If you are unable to retrieve or have not received the 'initial password' or have forgotten your password:
   a. If you are holding shares in your demat account with NSDL or CDSL, click on 'Forgot User Details/Password' option available on www.evoting.nsdl.com.
   b. If you are holding shares in physical mode, click on 'Physical User Reset Password' option available on www.evoting.nsdl.com.

INSTRUCTIONS FOR E-VOTING (CONTINUED)

c. If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, name and registered address.

d. You can also use the one time password (OTP) based login for casting the votes on the NSDL e-voting system.

7. After entering your password, click on 'Agree to Terms and Conditions' by selecting on the check box.

8. Now you will have to click on 'Log-in' button.

9. After you click on the 'Log-in' button, home page of e-voting will open.

Step 2: How to cast your vote electronically on NSDL e-voting system?

1. After successful log-in at Step 1, you will be able to see the home page of e-voting. Click on e-voting. Then, click on "Active Voting Cycles".

2. After clicking on Active Voting Cycles, you will be able to see all the companies "EVEN" (E-voting Event Number) in which you are holding shares and whose voting cycle is in active status.

3. Select "EVEN' of "Dr. Reddy's Laboratories Limited'. The Cast Vote page will open.

4. Now you are ready for e-voting as the voting page opens.

5. Cast your vote by selecting your favoured option i.e. assent/ dissent, verify/modify the number of shares for which you wish to cast your vote and click on 'Submit' and also "Confirm' when prompted.

6. Upon confirmation, the message "Vote cast successfully" will be displayed.

7. You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

8. Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

General Instructions:

a) The remote e-voting period commences on Friday, 26 July 2019 (9.00 am IST) and ends on Monday, 29 July 2019 (5.00 pm IST). During this period, members of the company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Tuesday, 23 July 2019, may cast their votes electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the member, the member shall not be allowed to change it subsequently or cast the vote again.

b) Any person, who acquires shares of the company and becomes a member of the company after dispatch of the notice of AGM and holds shares as on the cut-off date i.e. Tuesday, 23 July 2019, may obtain user ID and password by sending a request at evoting@nsdl.co.in. However, if you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote. If you forget your password, you can reset the password by using "forgot user details/password?" or "physical user reset password?" option available on www.evoting.nsdl.com or contact NSDL at the following tollfree no.: 1800-222-990.

c) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their vote again.

d) The facility for voting through electronic voting system/ ballot paper shall be made available at the AGM venue and the members attending the AGM who have not cast their vote by remote e-voting shall be able to exercise their right at the AGM venue through electronic voting system/ballot paper. Members who have not cast their vote electronically, by remote e-voting, may only cast their vote at the AGM through electronic voting system/ballot paper.

e) The voting rights of shareholders shall be in proportion to the shares held by them, of the paid-up equity share capital of the company as on the cut-off date of Tuesday, 23 July 2019.

f) Mr. G Raghu Babu, partner of M/s. R & A Associates, practising company secretary, Hyderabad (membership no. FCS 4448 & certificate of practice no. 2820) has been appointed by the board as the scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.

g) At the AGM, at the end of discussion on the resolutions on which voting is to be held, the chairman shall, with the assistance of scrutinizer, order voting through electronic means/ballot paper for all those members who are present at the AGM but have not cast their votes electronically using the remote e-voting facility.

h) Immediately after the conclusion of voting at the AGM, the scrutinizer shall first count the votes cast at the AGM and thereafter unblock the votes cast through remote e-voting in the presence of at least two witnesses not in the employment of the company. The scrutinizer shall prepare a consolidated scrutinizer's report of the total votes cast in favour or against, if any, not later than forty eight hours after the conclusion of the AGM. This report shall be made to the chairman or any other person authorized by the chairman, who shall declare the result of the voting forthwith.

i) The voting results declared along with the scrutinizer's report shall be placed on the company's website www.drreddys.com and the website of NSDL immediately after the declaration of the result by the chairman or a person authorized by the chairman. The results shall also be immediately forwarded to the BSE Limited, National Stock Exchange of India Limited and the New York Stock Exchange Inc.

j) Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant board resolution/authority letter etc. with attested specimen signature of the duly authorized signatory(ies) who are authorized to vote, to the scrutinizer by e-mail to drlscrutinizer@gmail.com with a copy marked to evoting@nsdl.co.in.

k) It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot User Details/Password?' or 'Physical User Reset Password?' option available on www.evoting.nsdl.com to reset the password.

l) In case of any queries, you may refer the frequently asked questions (FAQs) and e-voting user manual, available at downloads section of www.evoting.nsdl.com or call on toll-free no.: 1800-222-990. You can also refer your queries to NSDL through e-mail ID: evoting@nsdl.co.in.

By order of the board

Place : Hyderabad
Date : 17 May 2019

Sandeep Poddar
Company Secretary

In terms of the requirements of the Secretarial Standard on General Meetings (SS-2) issued by the Institute of Company Secretaries of India, route map for the location of the venue of the 35th annual general meeting is given as under:


Ameerpet
Yousufguda
Road No.10
Carnival Cinemas
Panjagutta
Road No.36
Jubilee Hills
Jubilee Hills Check Post
Park Hyatt Hyderabad
Road No.3
Road No.2
Nizam's Institute Medical Science
Road No.45
KBR National Park
Banjara Hills
Road No.1
Nandi Nagar
Apollo Hospitals
Shri Jagannath Temple
Road No.10
City Center Mall
Swayambhu Sri Lakshmi Narasimha Temple
Road No.12
Taj Banjara

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034
E-mail ID: shares@drreddys.com Website: www.drreddys.com
35th Annual General Meeting – Tuesday, 30 July 2019

Attendance Slip

Folio No./DP ID & Client ID:	No. of shares held:

Name and address of
First/Sole member:

I certify that I am a member/proxy/authorised representative for the member of the company.

I, hereby record my presence at the 35th annual general meeting of the company held on Tuesday, 30 July 2019 at 9.30 am at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad – 500 034.

Name of the member/proxy
(in BLOCK letters)

Signature of the member/proxy

Notes:

a) Only member/proxy can attend the meeting. No minors would be allowed at the meeting.

b) Member/proxy who wish to attend the meeting must bring this attendance slip to the meeting and hand over at the entrance duly filled in and signed.

c) Member/proxy should bring his/her copy of the annual report for reference at the meeting.

Dr.Reddy's

Dr. Reddy's Laboratories Limited

CIN: L85195TG1984PLC004507
Regd. Office: 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034
E-mail ID: shares@drreddys.com Website: www.drreddys.com
35th annual general meeting – Tuesday, 30 July 2019

Proxy Form

(Pursuant to Section 105(6) of the Companies Act, 2013 and Rule 19(3)
of the Companies (Management and Administration) Rules, 2014)

Name of the member(s) ______________________________

Registered address: ______________________________

E-Mail ID: ________________Folio No./Client ID:________________ DP ID: ________________

I/We, being member(s) of Dr. Reddy's Laboratories Limited, holding ____________ shares of the company, hereby appoint:

1. Name: ______________________________
   Address: ______________________________
   E-mail ID: ______________________________ Signature ________________

or failing him/her

2. Name: ______________________________
   Address: ______________________________
   E-mail ID: ______________________________ Signature ________________

or failing him/her

3. Name: ______________________________
   Address: ______________________________
   E-mail ID: ______________________________ Signature ________________

as my/our proxy to attend and vote (on a poll/electronic voting) for me/us and on my/our behalf at the 35th annual general meeting of the company, to be held on Tuesday, 30 July 2019 at 9.30 am. at The Ballroom, Hotel Park Hyatt, Road No.2, Banjara Hills, Hyderabad – 500 034 and at any adjournment thereof in respect of such resolutions as are indicated below:

Resolution Nos.	Resolutions	Vote (see note d. below) (Please mention no. of shares)		
		For	Against	Abstain
Ordinary Business				
1.	To receive, consider and adopt the financial statements (standalone and consolidated)of the company for the year ended 31 March 2019, including the audited balance sheet as at 31 March 2019 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.			
2.	To declare dividend on the equity shares for the financial year 2018-19.			
3.	To reappoint Mr. G V Prasad (DIN: 00057433), who retires by rotation, and being eligible offers himself for the reappointment.			
Special Business				
4.	Reappointment of Mr. Sridar Iyengar (DIN: 00278512) as an independent director for a second term of four years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.			
5.	Reappointment of Ms. Kalpana Morparia (DIN: 00046081) as an independent director for a second term of five years in terms of section 149 of the Companies Act, 2013 and Listing Regulations.			
6.	Appointment of Mr. Leo Puri (DIN: 01764813) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.			
7.	Appointment of Ms. Shikha Sharma (DIN: 00043265) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.			
8.	Appointment of Mr. Allan Oberman (DIN: 08393837) as an independent director in terms of section 149 of the Companies Act, 2013 for a term of five years.			
9.	To ratify the remuneration payable to cost auditors, M/s. Sagar & Associates, cost accountants for the financial year ending 31 March 2020.			

Signed this ____________ day of ________2019

Signature of the member(s) ____________ Signature of the proxyholder(s) ____________

Revenue stamp

Turn over for notes

Notes:

a. Proxy need not be a member of the company.

b. The proxy form in order to be effective shall be duly filled in and signed by the member(s) across revenue stamp and should reach to the company's registered office: Dr. Reddy's Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad 500 034 atleast 48 hours before the commencement of the AGM (i.e. on Sunday, 28 July 2019 before 9.30 am).

c. Corporate members intending to send their authorized representative(s) to attend the meeting are requested to send a certified copy of the board resolution authorizing their representative(s) to attend and vote on their behalf at the meeting.

d. It is optional to indicate your preference. If you leave the for, against or abstain column blank against any or all resolutions, your proxy will be entitled to vote in the manner as he/she may think appropriate.